Exhibit 99.1

PRESS RELEASE

CZN-TSX CZICF-OTCQB	FOR IMMEDIATE RELEASE September 18, 2013
CANADIAN ZINC GRANTED WATER LICENCE FOR PRAIRIE CREEK MINE ●Minister of Aboriginal Affairs and Northern Development Approves Water Licence Issued by Mackenzie Valley Land and Water Board

Vancouver, British Columbia, September 18, 2013 - Canadian Zinc Corporation (TSX: CZN; OTCQB: CZICF) (the “Company” or “Canadian Zinc”) is very pleased to announce that it has received notification that the Honourable Bernard Valcourt, Minister of Aboriginal Affairs and Northern Development (Canada), has approved and signed the Type “A” Water Licence for the Company’s Prairie Creek Mine in the Northwest Territories, Canada.

The Type “A” Water Licence, MV2008L2-002, was issued by the Mackenzie Valley Land and Water Board (“MVLWB”) on July 8, 2013 and, with this approval by the Minister, will permit Canadian Zinc to conduct mining, milling and processing activities at the Prairie Creek Mine Site, use local water, dewater the underground mine and dispose of waste from mining and milling.

The Type “A” Water Licence, valid for a period of seven years, is the final permit needed for the construction, development and operation of the Prairie Creek Mine.

Alan B. Taylor, COO of Canadian Zinc stated, “Approval of the Water Licence is a major milestone in the development of the Prairie Creek project and represents the culmination of a five year environmental assessment and regulatory process. We would like to recognize the collaboration and cooperation of the Review Board, the Water Board, Parks Canada and other Regulators throughout this process, as well thank the Government of the Northwest Territories, Nahanni Butte Dene Band and Liidlii Kue First Nation and the Dehcho First Nations, for their support of the Prairie Creek project.”

The Minister of Aboriginal Affairs and Northern Development gave his approval for the Water Licence as recommended by the MVLWB in accordance with Section 81 of the Mackenzie Valley Resource Management Act. In transmitting the signed licence to the Water Board, the Minister noted his understanding “that this was a particularly challenging licence for all involved in the licencing process. This licence is in relation to a project that is subject to a series of very unique circumstances which have given rise to the need for innovative solutions.” The Minister noted “the need for a novel approach to water treatment was identified early on in the regulatory process due to the unique environmental conditions of the mine site.”

In January 2013, the MVLWB issued Land Use Permit (“LUP”) MV2012F007 which permits the construction, maintenance, operation and use of the winter access road connecting the Prairie Creek Mine to the Liard Highway. This permit allows the outbound transportation of the zinc and lead concentrates produced at the mine, and the inbound transportation of fuel and other supplies during the actual operation of the Prairie Creek Mine.

In June 2013, the MVLWB issued LUP MV2008D0014 which permits Canadian Zinc to extract ore and waste rock from the Prairie Creek Mine, operate a flotation mill concentrator to produce zinc and lead concentrates, create a waste rock facility, and refurbish and develop site facilities in support of the mining operation, along with the eventual closure and reclamation of the mine site.

Also in June 2013, the MVLWB issued LUP MV2008T0012 which permits Canadian Zinc to construct and operate the Liard Transfer Facility to be situated near the junction of the existing Prairie Creek Mine access road and the Liard Highway. The Liard Transfer Facility is a staging area at the south end of the winter access road designed to temporarily store outbound concentrate and inbound supplies.

In September 2013, Parks Canada issued Water Licence Parks2012_W001 WL and Land Use Permit Parks2012-L001 LUP, for the construction and operation of that part of the access road to the Prairie Creek Mine, which passes through the Nahanni Nation Park Reserve. Both are valid for a period of five years until August 28, 2018.

“With the approval by the Minister of the Type “A” Water Licence, and with the Land Use Permits previously issued by the Water Board and Parks Canada, Canadian Zinc now holds all the necessary permits for the road access construction, development mining and milling at the Prairie Creek Mine”, added Alan Taylor.

About Canadian Zinc

Canadian Zinc is a TSX-listed exploration and development company trading under the symbol “CZN”. The Company’s key project is the 100%-owned Prairie Creek property, an advanced-staged zinc-lead-silver property, located in the Northwest Territories in Canada. The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver. (AMC Mining Consultants (Canada) Ltd. J M Shannon and D Nussipakynova, Qualified Persons, June 2012).

Prairie Creek is an underground operation that will utilize multiple mining methods to access readily available ore. Canadian Zinc has the majority of infrastructure in place including a 1000 tonne per day mill, five kilometres of underground workings and related equipment, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1000 metre airstrip.

For further information contact:

John F. Kearney	Alan B. Taylor	Steve Dawson
Chairman	VP Exploration & Chief Operating Officer	VP Corporate Development
(416) 362-6686	(604) 688-2001	(416) 203-1418
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344	Suite 1710 – 650 West Georgia Street, Vancouver, BC V6B 4N9 Fax: (604) 688-2043 Tollfree:1-866-688-2001	Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Fax: (416) 368-5344

E-mail: invest@canadianzinc.com    Website: www.canadianzinc.com

Cautionary Statement – Forward-Looking Information

This press release contains certain forward-looking information, including, among other things, the expected completion of acquisitions and the advancement of mineral properties. This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the completion of transactions, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

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